EXHIBIT 99.1

Brookfield Renewable Announces Intention to Simplify Corporate Structure

This news release constitutes a “designated news release” for the purposes of the prospectus supplement dated January 12, 2026 to the short form base shelf prospectus of Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.

BROOKFIELD, News, July 21, 2026 (GLOBE NEWSWIRE) -- Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN) (“BEP”) and Brookfield Renewable Corporation (NYSE: BEPC; TSX: BEPC) (“BEPC”, and together with BEP, “Brookfield Renewable”) today announced that it has approved plans to simplify its corporate structure (the “Simplification”) by converting BEP and BEPC into one publicly traded corporation, Brookfield Renewable Partners Inc. (“BEP Inc.”).

“We are pleased to take this important step in the evolution of Brookfield Renewable,” said Connor Teskey, Chief Executive Officer of Brookfield Renewable. “By simplifying our corporate structure, we expect to enhance the accessibility of our securities to a broader range of investors, support increased index demand and provide a traditional corporate ownership structure. We believe this transaction will strengthen our position over the long term and create lasting value for our investors.”

Benefits of a Simplified Structure

Brookfield Renewable expects the Simplification to be tax-deferred for Canadian and U.S. investors and completed without any meaningful cost to the business, while providing securityholders with the following benefits, among others:

  Improved consolidated trading liquidity through a single listed security;
  Increased demand from current indices and potential additional index inclusion;
  Stronger alignment with long-term capital allocation trends toward indexable and ETF-eligible corporate securities;
  Simplified investor analysis, screening, and benchmarking through a single listed reporting entity;
  Broader access to a larger pool of investors who prefer corporate structures;
  Enhanced governance framework and voting rights for public securityholders; and
  For BEP unitholders, elimination of onerous partnership tax reporting forms and preferential dividend tax rates for many Canadian and U.S. taxable investors.

Corporate Simplification Details

Under the terms of the Simplification, upon receipt of approval from BEP unitholders, all outstanding limited partnership units of BEP, other than preferred units, will, together with certain related exchangeable securities, be exchanged on a one-for-one basis for newly issued shares of BEP Inc.

BEPC shareholders will separately be asked to approve the Simplification, pursuant to which their class A exchangeable subordinate voting shares in BEPC (the “BEPC exchangeable shares”) will be exchanged for new shares of BEP Inc. on a one-for-one basis. If BEPC shareholders vote in favor of the Simplification, the exchange can also be completed on a tax-deferred basis. If BEPC shareholders do not approve the Simplification, the BEPC exchangeable shares will remain outstanding and become exchangeable, on a one-for-one basis, for newly issued shares of BEP Inc., rather than being exchangeable for units of BEP as they are today.

Completion of the exchange of BEP limited partnership units for shares of BEP Inc. is not conditional on BEPC shareholder approval.

Special meetings of BEP unitholders and BEPC shareholders will be held on October 14, 2026, and securityholders of record as of the close of business on August 21, 2026 will be entitled to vote at the applicable meeting. The Simplification will be implemented by way of a court-approved plan of arrangement and will be subject to customary regulatory approvals for a transaction of this nature, including approval for the listing of BEP Inc.’s shares on the New York Stock Exchange and Toronto Stock Exchange. Following securityholder approval, Brookfield Renewable expects to complete the Simplification in the fourth quarter of 2026.

There will be no change to Brookfield’s ownership of Brookfield Renewable as a result of the Simplification. BEP’s preferred units and public debt will remain outstanding and unaffected by the Simplification.

Brookfield Asset Management’s management fee and incentive distribution arrangements will continue in a manner consistent with Brookfield Renewable’s existing arrangements.

The Board of Directors of each of BEP and BEPC, based in part on the unanimous recommendations of their respective nominating and governance committees (consisting entirely of independent directors) and the fairness opinions received from Scotiabank, unanimously determined that the Simplification is in the best interests of BEP and BEPC, respectively, and have unanimously resolved to approve the Simplification and recommend that BEP unitholders and BEPC shareholders vote in favor of the Simplification.

Torys LLP is acting as legal advisor to Brookfield Renewable for the Simplification.

Scotiabank is acting as independent financial advisor and Goodmans LLP is acting as independent legal counsel to the nominating and governance committees of each of BEP and BEPC in connection with the Simplification.

Further information regarding the Simplification, including details on the votes that will be required and the other conditions for closing, will be contained in a joint management information circular of BEP and BEPC.

Copies of the joint management information circular, the arrangement agreement, the plan of arrangement and certain related documents will be filed with the applicable Canadian securities regulators and with the United States Securities and Exchange Commission and will be available on SEDAR+ at https://sedarplus.ca and on EDGAR at https://sec.gov.

About Brookfield Renewable

Brookfield Renewable operates one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, distributed solar and storage facilities and our sustainable solutions assets include our investment in a leading global nuclear services business and a portfolio of investments in carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and eFuels manufacturing capacity, among others.

Investors can access the portfolio either through Brookfield Renewable Partners L.P. (NYSE: BEP; TSX: BEP.UN), a Bermuda-based limited partnership, or Brookfield Renewable Corporation (NYSE, TSX: BEPC), a Canadian corporation. Further information is available at https://bep.brookfield.com.

Brookfield Renewable is the flagship listed energy company of Brookfield Asset Management, a leading global alternative asset manager headquartered in New York, with over $1 trillion of assets under management. For more information, go to https://brookfield.com.

Contact Information

Media: Simon Maine Director, Communications Tel: +44 (0)7398 909 278 Email: simon.maine@brookfield.com	Investor Relations: Alex Jackson Vice President, Investor Relations Tel: +1 (647) 484 8525 Email: alexander.jackson@brookfield.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any securities and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. Any securities to be issued in the transaction will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or the securities laws of any state of the United States, and any securities issued in connection with the transaction are anticipated to be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act provided for by Section 3(a)(10) thereof and in accordance with applicable state securities laws.

Cautionary Statement Regarding Forward-looking Statements

This news release may contain “forward-looking information” within the meaning of Canadian securities laws and “forward-looking statements” within the meaning of applicable U.S. securities laws. The words “will”, “target”, “future”, “growth”, “expect”, “believe”, “may”, derivatives thereof and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements or information in this news release include statements with respect to the Simplification and the special meetings of the unitholders of BEP and the shareholders of BEPC.

Although Brookfield Renewable believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward-looking statements or information in this news release. The future performance and prospects of Brookfield Renewable, and the completion of the Simplification, are subject to a number of known and unknown risks and uncertainties, which could cause actual results to differ materially from those contemplated or implied by the forward-looking statements or information in this news release. Such risks and factors are described in the documents filed by Brookfield Renewable with the securities regulators in Canada and the United States including under “Risk Factors” in the most recent Annual Report on Form 20-F of BEP and in the most recent Annual Report on Form 20-F of BEPC, and other risks and factors that are described therein. Certain risks and uncertainties specific to the proposed Simplification will be further described in the joint management information circular of BEP and BEPC to be delivered to security holders in advance of the special meetings. Except as required by law, Brookfield Renewable undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Any statements contained herein with respect to tax consequences are of a general nature only and are not intended to be, nor should they be construed to be, legal or tax advice to any person, and no representation with respect to tax consequences is made. Unitholders and shareholders are urged to consult their tax advisors with respect to their particular circumstances.